Exhibit 99.1

Ruhnn Special Committee Retains Financial Advisor and Legal Counsel

HANGZHOU, China, December 1, 2020 (PR Newswire) - Ruhnn Holding Limited (“ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced that the independent special committee (the “Special Committee”) of the Company’s Board of Directors (the “Board”) has retained Duff & Phelps, LLC as its financial advisor, and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist the Special Committee in its evaluation and consideration of the previously announced preliminary non-binding proposal from three founders of the Company, Min Feng, Lei Sun and Chao Shen (together with their respective affiliates, the “Buyer Group”) that the Board received on November 25, 2020, proposing to acquire all outstanding Class A ordinary shares, including Class A ordinary shares represented by American depository shares (the “ADSs,” each representing five Class A ordinary shares), and Class B ordinary shares (together with the Class A ordinary shares, the “Shares”) of the Company not already owned by the Buyer Group for US$3.40 per ADS (or US$0.68 per Share) in cash in a going private transaction (the “Proposed Transaction”).

The Board cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to the Company’s response to the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be entered into or that the Proposed Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required by applicable law.

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading KOL facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both platform and full-service models. The Company’s platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. The full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. As of September 30, 2020, the Company had 180 signed KOLs with an aggregate of 295.3 million fans across major social media platforms in China.

For more information, please visit http://ir.ruhnn.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from ruhnn’s management as well as ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in China and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and ruhnn does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

2